FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel   +27 11 562 9775
Mobile   +27 79 694 0267
email   Zakira.Amra@
         goldfields.co.za

Willie Jacobsz
Tel   +1 508 839 1188
Mobile   +1 857 241 7127
email   Willie.Jacobsz@
         gfexpl.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Guidance for March 2012 Quarter

Johannesburg, 16 April 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that attributable Group production for the March 2012 quarter (Q1 2012) is expected to be 827,000 gold equivalent ounces which is similar to the production from the corresponding quarter a year ago (Q1 2011: 830,000 gold equivalent ounces) and taking into account seasonal variances underpins the 2012 full year production guidance of 3.5Moz to 3.7Moz.

Total cash costs and notional cash expenditure (NCE) for the quarter are expected to be approximately US$875/oz (R218,000/kg) and US$1,285/oz (R320,000/kg) respectively. Gold Fields NCE for Q1 2012 compares favourably with the average NCE for the peer group[1] of US$1,281/oz for CY 2011.

This guidance is based on exchange rates of ZAR/US$7.77 and A$/US$1.05 for Q1 2012.

Gold Fields will release full results for Q1 2012 on Thursday, 17 May 2012.

1.   Source: J.P. Morgan estimates. The NCE average for the peer group is calculated as a simple average and is not production weighted. Note: NCE = Operating costs excluding royalties plus capital expenditure expressed per ounce of gold produced. Newmont does not report royalty costs separately. Royalty costs are J.P. Morgan estimates and actuals could differ. The peer group includes: AngloGold Ashanti, Gold Fields, Kinross; Newmont, Barrick Gold, Harmony; GoldCorp and Newcrest

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[‡],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 April 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs